                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 2)*

                            HCC INSURANCE HOLDINGS, INC.
                            ----------------------------
                                  (Name of Issuer)

                      COMMON STOCK, $1.00 PAR VALUE PER SHARE
                           (Title of Class of Securities)

                                    404 132 102
                                   --------------
                                   (CUSIP Number)

                                STEPHEN J. LOCKWOOD
                           401 EDGEWATER PLACE, SUITE 400
                                WAKEFIELD, MA  01880
                                   (781) 245-2220
                                   --------------
            (Name, Address and Telephone Number of Person authorized to
                        Receive Notices and Communications)

                                  WITH COPIES TO:

                               CHRISTOPHER L. MARTIN
                         VICE PRESIDENT AND GENERAL COUNSEL
                            HCC INSURANCE HOLDINGS, INC.
                              13403 NORTHWEST FREEWAY
                             HOUSTON, TEXAS 77040-6094
                                   (713) 690-7300

                                   APRIL 16, 1999
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), (f) or (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404 132 102                                             Page 1  of 6

-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Stephen J. Lockwood
         ###-##-####
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [   ]
                                                                      (b) [ X ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         00
-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [   ]
         PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
-------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER

    NUMBER OF           3,439,835
                 --------------------------------------------------------------
      SHARES      8.    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           0
                 --------------------------------------------------------------
       EACH       9.    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON            3,439,835
                 --------------------------------------------------------------
       WITH       10.   SHARED DISPOSITIVE POWER

                        0
-------------------------------------------------------------------------------
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,439,835
-------------------------------------------------------------------------------
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [   ]
       SHARES*
-------------------------------------------------------------------------------
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.0
-------------------------------------------------------------------------------
 14.   TYPE OF REPORTING PERSON *

       IN
-------------------------------------------------------------------------------

This Amendment No. 2 amends the statement on Schedule 13D (the "Schedule 13D") filed by Stephen J. Lockwood on May 24, 1996. This Amendment No. 2 to the
Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934 as amended, by the reporting person. It shall refer only to information which has materially changed since the filing of the Schedule 13D.

CUSIP No. 404 132 102                                              Page 2 of 6

ITEM 1.   SECURITY AND ISSUER

          Unchanged.

ITEM 2.   IDENTITY AND BACKGROUND

          (A)  NAME.

               Unchanged.

          (B)  BUSINESS ADDRESS.

               Unchanged.

          (C)  PRESENT PRINCIPAL OCCUPATION.

               Item 2(C) is hereby amended and restated as follows:

               Stephen J. Lockwood's principal occupation is serving as Director and Vice Chairman of the Board of HCC Insurance Holdings, Inc. and as Chief Executive Officer of LDG Reinsurance Corporation.

          (D)  CONVICTION(S) IN ANY CRIMINAL PROCEEDING.

               Unchanged.

          (E) PARTY TO CIVIL PROCEEDING(S) PERTAINING TO STATE OR FEDERAL SECURITIES LAWS.

               Unchanged.

          (F)  CITIZENSHIP.

               Unchanged.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Unchanged.

ITEM 4.   PURPOSE OF THE TRANSACTION

          Unchanged.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

          (A)  Item 5(A) is hereby amended and restated as follows:

               AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

               Mr. Lockwood currently beneficially owns 3,439,835 shares (7.0%) of the common stock of HCC Insurance Holdings, Inc. ("HCC Common Stock"). This amount includes 315,000 shares which he has a right to acquire upon the exercise of options within 60

CUSIP No. 404 132 102                                              Page 3 of 6
               days from the date hereof.

          (B)  Item 5(B) is hereby amended and restated as follows:

               NUMBER OF SHARES AS TO WHICH REPORTING PERSON HAS:

               SOLE POWER TO VOTE OR DIRECT THE VOTE:

               3,439,835

               SHARED POWER TO VOTE OR DIRECT THE VOTE:

               Not applicable.

               SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

               3,439,835

          (C)  TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS.

               Item 5(C) is hereby amended and restated as follows:

                                  Dispositions
                                  ------------

   Date     Number of Shares  Price Per Share             Transaction
   ----     ----------------  ---------------             -----------
  3/15/99        75,000          $18.6250      Sale made on the open market or
                                               in private sale.

  3/17/99        30,000           18.6875      Sale made on the open market or
                                               in private sale.

  3/18/99        21,000           18.7982      Sale made on the open market or
                                               in private sale.

  3/19/99        15,000           18.6250      Sale made on the open market or
                                               in private sale.

  3/22/99        59,200           18.0338      Sale made on the open market or
                                               in private sale.

  3/23/99        10,000           18.0000      Sale made on the open market or
                                               in private sale.

  3/24/99        35,000           17.7500      Sale made on the open market or
                                               in private sale.

CUSIP No. 404 132 102                                              Page 4 of 6


  3/26/99        40,900           17.7447      Sale made on the open market or
                                               in private sale.


          (D) OTHER PERSON WITH RIGHT TO RECEIVE OR DIRECT THE RECEIPT OF DIVIDENDS FROM OR THE PROCEEDS OF THE SALE OF THE SECURITIES.

               Unchanged.

          (E) DATE UPON WHICH THE REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN 5% OF THE SECURITIES.

               Unchanged.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Unchanged.

ITEM 7.   EXHIBITS

          (A) **Agreement and Plan of Reorganization dated as of February 22, 1996 by and among HCC Insurance Holdings, Inc., Merger Sub, Inc., LDG Management Company Incorporated, SRRF Management Incorporated, Medical Reinsurance Underwriters Incorporated,
               LDG Worldwide Limited, and LDG Insurance Agency Incorporated, Stephen J. Lockwood and Walter L. Suydam.

          (B) **Affiliates Agreement dated as of May 24, 1996 by and between Stephen J. Lockwood and HCC Insurance Holdings, Inc.


**Previously filed with the Schedule 13D.


CUSIP No. 404 132 102                                              Page 5 of 6

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

                                          April 16, 1999
                                    ---------------------------------
                                             (Date)

                                            /s/ Stephen J. Lockwood
                                    ---------------------------------
                                             (Signature)





CUSIP No. 404 132 102                                              Page 6 of 6